Exhibit 99.1

Fleetmatics Announces Record Third Quarter 2013 Financial Results

•	Over 417,000 total subscribed vehicles attained

•	Total revenue of $46.3 million, up 39% year-over-year

•	GAAP EPS of $0.15; non-GAAP adjusted EPS of $0.25

•	Adjusted EBITDA of $15.1 million, up 49% year-over-year

•	Generated free cash flow of $8.5 million

•	Further raised FY’13 revenue guidance to $176.2 million at mid-point

•	Provided preliminary FY’14 revenue range of $225.0 to $227.0 million

Dublin, Ireland and Boston, Massachusetts, November 6, 2013 — Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as software-as-a-service (SaaS), today announced financial results for its third quarter ended September 30, 2013.

“Our ability to exceed the high end of our expectations across all key operating metrics during the third quarter was driven by the ongoing strong demand for our comprehensive fleet management solution,” stated Jim Travers, Chairman and Chief Executive Officer of Fleetmatics. “The combination of growth in new customers, increasing sales to existing customers and low churn lead to the record results during the quarter. Looking forward, we continue to be very excited about the Company’s future which is supported by our continued execution and increased financial guidance for 2013.”

Third Quarter 2013 Financial Highlights

•	Revenue: Total revenue for the third quarter was $46.3 million, an increase of 39.4% compared to $33.2 million for the third quarter of 2012.

•	Gross Profit: GAAP gross profit for the third quarter was $34.8 million, compared to $24.3 million for the third quarter of 2012. GAAP gross margin was 75.2% compared to 73.1% for the same period in 2012. Non-GAAP gross profit, which excludes share-based compensation and amortization of intangible assets was $35.2 million for the quarter compared to $24.4 million in the year ago period. Non-GAAP gross margin was 75.9% for the third quarter of 2013, compared to 73.5% during the same period last year.

•	Operating Income: GAAP operating income for the third quarter was $6.9 million, compared to $2.5 million for the third quarter of 2012. Non-GAAP operating income, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $11.4 million, compared to $7.5 million for the third quarter of 2012.

•	Net Income: GAAP net income for the third quarter was $5.6 million, compared to $1.2 million for the same period last year. GAAP net income per share attributable to ordinary shareholders for the third quarter was $0.15 based on 37.6 million weighted-average diluted shares outstanding, compared to $0.04, based on 2.8 million weighted-average diluted shares outstanding, for the same period last year.

Non-GAAP adjusted earnings, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $9.3 million for the third quarter, compared to $5.6 million for the third quarter of 2012. Non-GAAP adjusted earnings per share for the third quarter was $0.25 based on 37.6 million weighted-average diluted shares outstanding compared to $0.19 per share based on 29.5 million pro forma weighted-average diluted shares outstanding for the same period last year.

•	Adjusted EBITDA: Adjusted EBITDA for the third quarter was $15.1 million, an increase of 49.5% compared to $10.1 million for the third quarter of 2012. Adjusted EBITDA margin was 32.5% for the third quarter of 2013, compared to a 30.3% margin for the same period last year. Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; and other items as defined in “Non-GAAP Financial Measures.”

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

•	Balance Sheet: As of September 30, 2013, Fleetmatics had cash of $139.8 million, an increase of $34.6 million since June 30, 2013. Fleetmatics completed a follow-on public offering on July 30, 2013, which generated net proceeds of approximately $32.1 million for the Company.

During the third quarter of 2013, the Company generated $16.6 million in net cash from operations and invested $8.1 million in capital expenditures, resulting in free cash flow of $8.5 million. During the third quarter of 2012, the Company generated $0.5 million in net cash from operations and invested $6.5 million in capital expenditures, resulting in free cash flow of negative $6.0 million.

Third Quarter 2013 and Recent Operating Highlights

•	Fleetmatics ended the third quarter of 2013 with over 417,000 active vehicles under subscription, up 37.6% compared to over 303,000 during the third quarter of 2012.

•	Quarterly net churn during the third quarter of 2013 was 1.1% compared to 2.1% for the third quarter of 2012. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. A positive net churn in each period means we added more vehicles from existing customers than we lost from those customers during the particular period. Gross churn for the period was 1.9%, compared to 2.2% during the third quarter of 2012.

Financial Outlook

As of November 6, 2013, Fleetmatics is providing guidance for the fourth quarter of 2013 and full year 2013 as follows:

Fourth Quarter 2013 Guidance: Total revenue is expected to be in the range of $48.6 million to $49.2 million. Adjusted EBITDA is expected to be in the range of $14.0 million to $14.4 million. Non-GAAP adjusted earnings per share is expected to be in the range of $0.21 to $0.23 based on approximately 38.3 million weighted-average diluted shares outstanding.

Full Year 2013 Guidance: Total revenue is expected to be in the range of $175.9 million to $176.5 million, which represents growth of 38.2% year-over-year at the midpoint. Adjusted EBITDA is expected to be in the range of $54.3 million to $54.7 million, an increase of 60.8% at the midpoint over 2012. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.83 to $0.85 based on approximately 37.3 million weighted-average diluted shares outstanding. The Company also provided a preliminary 2014 revenue range of $225.0 million to $227.0 million.

Quarterly Conference Call

Fleetmatics will host a conference call today at 5:00 p.m. EST to discuss the Company’s financial results for the third quarter 2013, its business outlook and other matters. To access this call, dial +1-888-298-3457 (United States), or +1-719-325-2326 (international), with conference ID #8297313. A live webcast of this conference call will also be available on the investor relations portion of the Company’s website at ir.fleetmatics.com, and a replay will be archived on the website as well. A replay of this conference call will also be available through November 20, 2013, by dialing +1-877-870-5176 (United States), or +1-858-384-5517 (international). The recording access code is #8297313.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as software-as-a-service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics’ intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 20,000 customers, with over 417,000 subscribed vehicles worldwide.

Fleetmatics’ solutions are marketed both under the Fleetmatics (www.fleetmatics.com) and SageQuest (www.sage-quest.com) brands.

Investor Contact:

Seth Potter

ICR Inc. on behalf of Fleetmatics

(646) 277-1230

fleetmatics@icrinc.com

Non-GAAP Financial Measures

In this release, Fleetmatics’ non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP adjusted earnings, non-GAAP diluted adjusted earnings per share, adjusted EBITDA and adjusted EBITDA margin are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Non-GAAP gross profit and non-GAAP gross margin exclude share-based compensation and amortization of intangible assets. Non-GAAP operating income, non-GAAP adjusted earnings and non-GAAP diluted adjusted earnings per share exclude share-based compensation; amortization of intangible assets; foreign currency transaction (gain) loss; loss on extinguishment of debt; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; acquisition-related transaction costs; management services agreement expense; the tax effects related to these items, and the tax reserve component of the income tax provision.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; acquisition-related transaction costs; management services agreement expense; and loss on extinguishment of debt.

Management presents these non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the non-GAAP financial measures for planning purposes, including analysis of the company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the company’s financial and operational performance. However, these non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

The Company’s earnings press releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s web site at ir.fleetmatics.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our expected financial results for the fourth quarter of 2013, the full year of 2013 and the full year of 2014. These forward-looking statements include, but are not limited to: plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to attract customers on a cost-effective basis, our dependence on various lead generation programs, our ability to retain and increase sales to our existing customers; our ability to successfully complete and integrate acquisitions; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; our ability to continue to compete in a highly fragmented market and the risk of future competitors by way of acquisition or otherwise; keeping up with the rapid technological change required to remain competitive in our industry; and the impact of adverse economic conditions on information technology spending by SMB business, and other risks set forth under the caption “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2013, as amended on Form 20-F/A filed with the Securities and Exchange Commission on July 22, 2013, as updated by our subsequently furnished or filed quarterly reports on Form 6-K, annual reports on Form 20-F and other filings that we make with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Subscription revenue	$46,314	$33,225	$127,262	$91,630
Cost of subscription revenue	11,498	8,931	32,329	26,263

Gross profit	34,816	24,294	94,933	65,367

Operating expenses:
Sales and marketing	14,266	10,301	40,467	30,500
Research and development	3,130	1,870	7,685	5,244
General and administrative	10,506	9,660	25,526	23,889

Total operating expenses	27,902	21,831	73,678	59,633

Income from operations	6,914	2,463	21,255	5,734
Interest income (expense), net	(373)	(563)	(1,111)	(1,667)
Foreign currency transaction gain (loss), net	(118)	214	(774)	72
Loss on extinguishment of debt	—	—	—	(934)
Other income (expense), net	—	(32)	—	(32)

Income before income taxes	6,423	2,082	19,370	3,173
Provision for income taxes	845	868	5,150	2,325

Net income	5,578	1,214	14,220	848
Accretion of redeemable convertible preferred shares to redemption value	—	(113)	—	(336)
Net income attributable to participating securities	—	(1,041)	—	(484)

Net income attributable to ordinary shareholders	$5,578	$60	$14,220	$28

Net income per share attributable to ordinary shareholders:
Basic	$0.15	$0.04	$0.40	$0.02

Diluted	$0.15	$0.04	$0.39	$0.02

Weighted average ordinary shares outstanding:
Basic	36,313,259	1,523,818	35,311,648	1,514,673

Diluted	37,618,615	2,828,225	36,777,137	2,656,521

FLEETMATICS GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash	$139,847	$100,087
Restricted cash	64	64
Accounts receivable, net of allowances of $1,028 and $887 at September 30, 2013 and December 31, 2012, respectively	11,508	8,871
Deferred tax assets	8,116	8,402
Prepaid expenses and other current assets	10,795	10,371

Total current assets	170,330	127,795
Property and equipment, net	57,152	41,132
Goodwill	28,771	24,879
Intangible assets, net	8,484	7,013
Deferred tax assets, net	1,066	1,084
Other assets	8,984	8,722

Total assets	$274,787	$210,625

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,955	$9,115
Accrued expenses and other current liabilities	17,346	11,764
Deferred revenue	21,199	17,087
Current portion of long-term debt	1,250	1,250

Total current liabilities	47,750	39,216

Deferred revenue	8,357	8,931
Accrued income taxes	14,967	14,559
Long-term debt, net of discount of $449 and $556 at September 30, 2013 and December 31, 2012, respectively	22,051	22,881
Other liabilities	4,388	4,016

Total liabilities	97,513	89,603

Total shareholders’ equity	177,274	121,022

Total liabilities and shareholders’ equity	$274,787	$210,625

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$14,220	$848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,404	6,965
Amortization of capitalized in-vehicle devices owned by customers	715	468
Amortization of intangible assets	1,570	1,749
Amortization of deferred commissions, other deferred costs and debt discount	4,670	3,632
Provision for (benefit from) deferred taxes	213	512
Provision for accounts receivable allowances	1,109	1,084
Unrealized foreign currency transaction (gain) loss	753	(67)
Loss on disposal of property and equipment and other assets	2,428	1,469
Loss on extinguishment of debt, non-cash portion	—	405
Share-based compensation	4,535	1,873
Changes in operating assets and liabilities:
Accounts receivable	(3,731)	(3,549)
Prepaid expenses and other current and long-term assets	(6,459)	(8,967)
Accounts payable, accrued expenses and other current liabilities	6,400	2,092
Accrued income taxes	408	286
Deferred revenue	3,552	(1,718)

Net cash provided by operating activities	39,787	7,082

Cash flows from investing activities:
Purchases of property and equipment	(25,673)	(19,240)
Capitalization of internal-use software costs	(1,496)	(650)
Payment for acquisition, net of cash acquired	(6,851)	—
Net decrease in restricted cash	—	517

Net cash used in investing activities	(34,020)	(19,373)

Cash flows from financing activities:
Proceeds from (payments of) Term Loan	(938)	23,861
Proceeds from borrowings under Revolving Credit Facility	—	8,286
Proceeds from secondary public offering, net of offering costs	32,060	—
Proceeds from exercise of stock options	4,685	27
Excess tax benefits from share-based awards	—	20
Payments of Senior Secured Notes	—	(17,500)
Payments of previously accrued initial public offering costs	(1,355)	(1,556)
Payments of capital lease obligations	(276)	(282)

Net cash provided by financing activities	34,176	12,856

Effect of exchange rate changes on cash	(183)	(173)

Net increase in cash	39,760	392
Cash, beginning of period	100,087	8,615

Cash, end of period	$139,847	$9,007

Supplemental disclosure of cash flow information:
Cash paid for interest	$876	$974
Cash paid, net for income taxes	$1,204	$1,982
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$—	$336
Acquisition of property and equipment through capital leases	$—	$31
Additions to property and equipment included in accounts payable at the balance sheet dates	$2,177	$1,119
Deferred initial public offering costs included in accounts payable or accrued expenses at the balance sheet dates	$—	$2,105

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT AND OPERATING INCOME

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Gross Profit GAAP	$34,816	$24,294	$94,933	$65,367
Share-based compensation	132	44	275	94
Amortization of intangible assets	221	95	326	285

Gross Profit Non-GAAP	$35,169	$24,433	$95,534	$65,746

Subscription revenue	$46,314	$33,225	$127,262	$91,630

Gross Margin Percentages:
GAAP	75.2%	73.1%	74.6%	71.3%
Non-GAAP	75.9%	73.5%	75.1%	71.8%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Operating income GAAP	$6,914	$2,463	$21,255	$5,734
Share-based compensation	2,330	904	4,535	1,873
Amortization of intangible assets	636	583	1,570	1,749
Management Services Agreement expense	—	3,503	—	5,303
Secondary public offering costs	392	—	1,285	—
Litigation and settlements	915	—	1,203	—
Acquisition-related transaction costs	258	—	372	—

Operating income Non-GAAP	$11,445	$7,453	$30,220	$14,659

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$5,578	$1,214	$14,220	$848
Provision for income taxes	845	868	5,150	2,325
Interest (income) expense, net	373	563	1,111	1,667
Foreign currency transaction (gain) loss, net	118	(214)	774	(72)
Depreciation and amortization of property and equipment	3,339	2,490	9,404	6,965
Amortization of capitalized in-vehicle devices owned by customers	269	160	715	468
Amortization of intangible assets	636	583	1,570	1,749
Share-based compensation	2,330	904	4,535	1,873
Secondary public offering costs	392	—	1,285	—
Litigation and settlements	915	—	1,203	—
Acquisition-related transaction costs	258	—	372	—
Management Services Agreement expense	—	3,503	—	5,303
Loss on extinguishment of debt	—	—	—	934

Adjusted EBITDA	$15,053	$10,071	$40,339	$22,060

Subscription revenue	$46,314	$33,225	$127,262	$91,630

Adjusted EBITDA margin	32.5%	30.3%	31.7%	24.1%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EARNINGS AND EPS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net income	$5,578	$1,214	$14,220	$848
Amortization of intangible assets	636	583	1,570	1,749
Share-based compensation	2,330	904	4,535	1,873
Foreign currency transaction (gain) loss, net	118	(214)	774	(72)
Loss on extinguishment of debt	—	—	—	934
Secondary public offering costs	392	—	1,285	—
Litigation and settlements	915	—	1,203	—
Acquisition-related transaction costs	258	—	372	—
Management Services Agreement expense	—	3,503	—	5,303
Tax effect of non-GAAP adjustments above at 15%	(697)	(716)	(1,461)	(1,468)
Tax reserve component of income tax provision	(260)	369	560	1,464

Adjusted earnings	$9,270	$5,643	$23,058	$10,631

Pro forma weighted average ordinary shares outstanding — diluted	37,618,615	29,481,608	36,777,137	29,309,904
Non-GAAP adjusted EPS	$0.25	$0.19	$0.63	$0.36

FLEETMATICS GROUP PLC

RECONCILIATION TO NON-GAAP INCOME

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Cost of subscription revenue
Share-based compensation	$132	$44	$275	$94
Amortization of intangible assets	221	95	326	285

Subtotal cost of subscription revenue	353	139	601	379

Sales and marketing
Share-based compensation	909	366	1,712	826
Amortization of intangible assets	415	488	1,244	1,464

Subtotal sales and marketing	1,324	854	2,956	2,290

Research and development
Share-based compensation	367	53	675	135

Subtotal research and development	367	53	675	135

General and administrative
Share-based compensation	922	441	1,873	818
Management Services Agreement expense	—	3,503	—	5,303
Secondary public offering costs	392	—	1,285	—
Litigation and settlements	915	—	1,203	—
Acquisition-related transaction costs	258	—	372	—

Subtotal general and administrative	2,487	3,944	4,733	6,121

Foreign currency transaction (gain) loss, net	118	(214)	774	(72)
Loss on extinguishment of debt	—	—	—	934
Tax effect of non-GAAP adjustments, net of tax reserve component of income tax provision	(957)	(347)	(901)	(4)

Total expense add-backs	$3,692	$4,429	$8,838	$9,783